Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 6, 2012

Relating to Preliminary Prospectus dated July 30, 2012

Registration No. 333-181504

CKE INC.

This free writing prospectus relates to the offering of shares of common stock, par value $0.01 per share, of CKE Inc., and should be read together with the preliminary prospectus, dated July 30, 2012 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-181504) relating to these securities. The Preliminary Prospectus has been updated by Amendment No. 4 to the Registration Statement, which was filed on August  6, 2012, and can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1550043/000119312512338065/0001193125-12-338065-index.htm

References to “CKE,” “we,” “us,” “our” and the “Company” are used in the manner described in the Preliminary Prospectus.

Our Ownership Structure

We have updated the disclosure set forth in the Preliminary Prospectus under the captions “Summary — Our Ownership Structure” and “Business — Our Ownership Structure” to include a chart illustrating the beneficial ownership of CKE’s common stock after giving effect to the offering and the exchange of units in Apollo CKE Holdings, L.P., our sole stockholder, for (or distribution of) shares of CKE’s common stock. The chart and related textual disclosures are as follows:

Upon the completion of this offering and the exchange of units in Apollo CKE Holdings for (or distribution of) shares of our common stock, the current investors in Apollo CKE Holdings will become our direct stockholders. The chart below is a summary of our organizational structure after giving effect to this offering and the exchange or distribution by Apollo CKE Holdings of our shares.

*	The Apollo Funds will hold their shares through Apollo CKE Investors, L.P.
**	Management consists of members of our management team and board of directors, who will own a total of approximately 7.7% of our common stock, as well as one former member of our management who will own approximately 0.1% of our common stock.

See “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions—Management Limited Partnership Agreement.”

Pro Forma Income (Loss) Per Share

        We have updated the tables under the captions “Summary — Summary Historical Financial and Other Data” and “Selected Historical Financial Information and Other Data” in the Preliminary Prospectus to present pro forma income (loss) per share for the sixteen weeks ended May 21, 2012 and the fiscal year ended January 31, 2012 of $0.15 and $(0.38), respectively. Pro forma income (loss) per share gives effect to the following events, as if each occurred on February 1, 2011, the first day of our fiscal 2012: (i) our sale of 6,627,811 shares of common stock in this offering at an assumed price of $15.00 per share (the midpoint of the range listed on the cover page of the Preliminary Prospectus), the net proceeds of which we have estimated to be $91,463; and (ii) our redemption of $82,122 aggregate principal amount of the outstanding Senior Secured Notes (at a total redemption price of $91,463, not including accrued and unpaid interest). Pro forma income (loss) per share consists of pro forma net income (loss) divided by the pro forma weighted-average shares outstanding, which is 55,872,211. The pro forma adjustments do not reflect the termination of our management services agreement with Apollo Management.

The following is a reconciliation of historical net income (loss) to pro forma net income (loss) for the sixteen weeks ended May 21, 2012 and the fiscal year ended January 31, 2012:

	Sixteen Weeks Ended May 21, 2012	Fiscal Year Ended January 31, 2012
	(dollars in thousands, except per share amounts)
Net income (loss) as reported	$6,696	$(19,279)
Increase in loss on early extinguishment of notes(a)	—	(12,433)
Decrease in interest expense(b)	2,985	9,634
(Decrease) increase in income tax benefit(c)	(1,143)	1,072

Pro forma net income (loss)	$8,538	$(21,006)

Pro forma income (loss) per share - basic and diluted	$0.15	$(0.38)

Pro forma weighted-average shares outstanding – basic and diluted(d)	55,872,211	55,872,211

(a)	Reflects a loss on the early extinguishment of $82,122 aggregate principal amount of the outstanding Senior Secured Notes (at a total redemption price of $91,463, not including accrued and unpaid interest) as of February 1, 2011, the assumed redemption date.
(b)	Reflects a decrease in interest expense for the periods presented as a result of the reduction of the aggregate principal amount of the Senior Secured Notes outstanding, as described in (a).
(c)	Reflects adjustments to historical income tax benefit, assuming a statutory income tax rate of 38.3% for all periods presented, as a result of changes in income (loss) before income taxes due to the pro forma adjustments described above.
(d)	Reflects the issuance of 6,627,811 shares of common stock in this offering, the net proceeds from which we have estimated to be $91,463 (after deducting underwriting discounts and commissions and our estimated offering expenses), an amount equal to the total redemption price (not including accrued interest) to be paid in connection with the early extinguishment of a portion of our Senior Secured Notes, as described in (a). The remaining 38,856 shares of common stock to be issued by us in this offering are not reflected in the pro forma adjustments.

Equity Incentive Compensation

We have updated the disclosure set forth under the caption “Executive Compensation — Compensation Discussion and Analysis for Fiscal 2012 — Equity Incentive Compensation” to read as follows:

Equity Incentive Compensation

In addition to the purchase of the Class A Units, upon completion of the Merger, our named executive officers (and other members of management) were each granted awards in the form of Class B Units (the “Class B Units”) in Apollo CKE Holdings pursuant to the terms of their employment agreements (or, in the case of Messrs. Starke and Haley, in separate subscription agreements). The Class B Units are non-voting profit interests and entitle each executive officer to share in the future appreciation of the value of our business.

        The equity incentive compensation program pursuant to which the Class B Units were issued was designed to serve as a means through which our executive officers and senior management, including our named executive officers, can indirectly obtain an equity interest in us. By agreeing to issue the Class B Units, our Compensation Committee believes that it is promoting the fulfillment of our compensation philosophy and objectives by enhancing management retention over the long-term, creating an incentive for our senior management to work diligently towards the achievement of our financial goals that promote stockholder value, and aligning the interests of the senior management team with those of our stockholder. Our Compensation Committee determined the number of Class B Units to be issued to each named executive officer based upon such officer’s title, duties, level of responsibility, expected contribution to us and other factors deemed appropriate by the Compensation Committee.

Apollo CKE Holdings granted Class B Units in the form of time vesting units (“Time Vesting Units”) and performance vesting units (“Performance Vesting Units”). The Time Vesting Units vest in four equal annual installments from the date of grant. The Performance Vesting Units will vest or convert to a time vesting schedule as of a performance measurement date if certain financial or investment targets have been achieved as of such date. The Performance Vesting Units contain threshold and target performance goals, and provide for achievement of the goals on a sliding scale of between 50% (i.e., for achievement of the threshold performance goal) and 100% (i.e., for achievement of the target performance goal) of the Performance Vesting Units. The threshold and target performance goals are achieved if the deemed value of a Class A Unit, calculated in accordance with the Partnership Agreement, as described below, as of a measurement date has increased at an annual rate of 20.0% or 22.5%, respectively, from the date of the Merger to the measurement date, as adjusted for contributions and/or distributions since the date of the Merger. Achieving an annual rate of return of 20.0% would result in 50% of the Performance Vesting Units vesting or converting to a time vesting schedule. Achieving, or exceeding, an annual rate of return of 22.5% would result in 100% of the Performance Vesting Units vesting or converting to a time vesting schedule. Achieving an annual rate of return of between 20.0% and 22.5% would result in between 50% and 100% of the Performance Vesting Units vesting or converting to a time vesting schedule, on a proportionate sliding scale.

For performance measurement dates prior to a change in control transaction and prior to the 90th day after a qualified initial public offering (a “Qualified IPO”, as described further under “Certain Relationships and Related Party Transactions—Management Limited Partnership Agreement”), our performance will be assessed on a quarterly basis beginning with the quarter ending August 13, 2012, and the deemed Class A Unit value will be calculated utilizing a net equity value based on a multiple of Adjusted EBITDA for the trailing four fiscal quarters, consolidated cash balances, and consolidated debt, in each case as determined by Apollo CKE Holdings GP, LLC, the general partner of Apollo CKE Holdings. This offering will be treated as a Qualified IPO. Based on our consolidated cash balances and consolidated debt as of May 21, 2012, the threshold and target performance goals as of August 13, 2012 would be achieved if our Adjusted EBITDA for the trailing four fiscal quarters then ending exceeds $148.7 million and $151.7 million, respectively. After adjusting our consolidated cash balances and consolidated debt, on a pro forma basis, as of May 21, 2012 to give effect to the redemption on July 16, 2012 of $60.0 million aggregate principal amount of our Senior Secured Notes at a redemption price of 103% of their principal amount (as further described in “Capitalization” included elsewhere in this prospectus), the threshold and target performance goals as of August 13, 2012 would be achieved if our Adjusted EBITDA for the trailing four fiscal quarters then ending exceeds $148.9 million and $151.9 million, respectively. Our Adjusted EBITDA for the fiscal year ended January 31, 2012, the sixteen weeks ended May 21, 2012, and the sixteen weeks ended May 23, 2011 is presented in “Summary Historical Financial and Other Data” included elsewhere in this prospectus. We believe it is probable that we will exceed the target performance goal on August 13, 2012, the first quarterly measurement date. If we equal or exceed the target performance goal, all of the Performance Vesting Units will vest or convert to a time vesting schedule as follows. If the measurement date is after the date of a Qualified IPO, including this offering, one-half of the Performance Vesting Units will immediately vest and one-half will vest in two equal installments on the six-month and one-year anniversaries of the measurement date. If the measurement date is prior to the date of a Qualified IPO, including this offering, the Performance Vesting Units will vest in two equal installments on the first and second anniversaries of the measurement date.

If it is necessary to measure our performance on or following the 90th day after a Qualified IPO, including this offering, our performance would be assessed on a daily basis based on the deemed Class A Unit value (notwithstanding that the Class A Units would be exchanged for, or receive a distribution of, shares of common stock following a Qualified IPO). For this purpose, the deemed Class A Unit value would be calculated as (i) the product of (x) the average price per share of our common stock for the 90 consecutive trading days (or if shorter, the period since the Qualified IPO), times (y) the ratio pursuant to which Class A Units are redeemed for shares of common stock held by Apollo CKE Holdings following the Qualified IPO, as described under the caption “Certain Relationships and Related Party Transactions—Management Limited Partnership” (the “Class A Unit conversion factor”), plus (ii) the amount of cash distributions per Class A Unit (the “Prior Class A Unit Cash Distributions”) previously made under the Partnership Agreement (exclusive of distributions made to cover income taxes on income allocated to the Class A Unit).

In the event a change of control transaction occurs at a time when there are still unvested Class B Units (or shares received in exchange for Class B Units following a Qualified IPO), (i) all Class B Units or shares then subject to time vesting (including those previously subject to performance vesting that were converted to time vesting) would immediately vest, and (ii) all Class B Units or shares then subject to performance vesting would immediately vest if the performance goal was met in the change of control transaction. Prior to a Qualified IPO, this would be measured by the value per Class A Unit in the change of control transaction. If the change of control transaction occurs after a Qualified IPO, including this offering, the deemed Class A Unit value would be calculated based on the value of a share of common stock in the change in control transaction times the Class A Unit conversion factor, plus the Prior Class A Unit Cash Distributions and to the extent the performance goal was met, the shares would immediately vest. This offering will not constitute a change of control transaction.

The Class B Units are subject to (or have the benefit of) customary transfer restrictions, tag-along rights, drag-along rights and repurchase rights.

The number of outstanding Class B Units for each of the named executive officers and the percentage of the currently outstanding Class B Units held by each named executive officer is set forth in the table below:

Executive	Number of Unvested Time Vesting Class B Units(1)	Number of Unvested Performance Vesting Class B Units(2)	Number of Vested Class B Units(1)	Total Class B Units	Percentage of Outstanding Class B Units
Andrew F. Puzder	500,833	1,001,666	500,834	2,003,333	39.83%
E. Michael Murphy	165,901	331,802	165,901	663,604	13.19%
Theodore Abajian	165,901	331,802	165,901	663,604	13.19%
Bradford R. Haley	43,822	87,645	43,823	175,290	3.48%
Robert J. Starke	43,822	87,645	43,823	175,290	3.48%

(1)	The Time Vesting Units vest in four equal annual installments from the date of grant, which was July 12, 2010. As a result, one fourth of the Time Vesting Units vested on each of July 12, 2011 and July 12, 2012 and the remaining Time Vesting Units will vest in two equal installments on the third and fourth anniversaries of the date of grant.
(2)	The Performance Vesting Units vest as discussed above.

In accordance with the terms of the Partnership Agreement, Apollo CKE Holdings will exchange shares of our common stock held by it to redeem each Class B Unit held by the management holders, including the named executive officers, upon completion of this offering. It is anticipated that this exchange will be completed as soon as practicable after the exercise or expiration of the underwriters’ option to purchase up to 2,000,000 additional shares of common stock from Apollo CKE Holdings, the selling stockholder. Assuming an offering at $15.00 per share, the midpoint of the range set forth on the cover of this prospectus, and assuming the underwriters do not exercise their option to purchase up to 2,000,000 additional shares of common stock from Apollo CKE Holdings, Apollo CKE Holdings will exchange approximately 0.62 shares of our common stock held by it to redeem each Class B Unit held by the management holders, including the named executive officers. In accordance with the terms of the Partnership Agreement, the shares of common stock transferred by Apollo CKE Holdings to the holders of Class B Units will be subject to vesting requirements that are substantially the same as those applicable to the Class B Units. Accordingly, shares of common stock transferred in exchange for vested Class B Units will be fully vested and shares of common stock exchanged for Time Vesting Units will be subject to the time vesting schedule described above. In the event the Performance Vesting Units have not vested or converted to a time vesting schedule on the August 13, 2012 measurement date, as described above, the shares of common stock exchanged for those Class B Units would be subject to the performance based criteria described above. For this purpose, notwithstanding the exchange of shares of common stock for the Class A and Class B Units held by management, performance would continue to be measured based on the deemed Class A Unit value, calculated based on the value of a share of our common stock as described above with respect to the calculation of the deemed Class A Unit value following a Qualified IPO. In the event that the employment with us of a holder of unvested shares of common stock is terminated under circumstances under which the Class B Units would have been forfeited to Apollo CKE Holdings (which in general include any termination other than as a result of death or disability), as determined by our Compensation Committee then the unvested shares of common stock will be forfeited to us. See “Certain Relationships and Related Party Transactions—Management Limited Partnership.”

The following table sets out the number of shares of our common stock to be transferred to each named executive officer in exchange for the Class B Units set forth in the table above:

Executive	Shares of Common Stock to be Exchanged For Unvested Time Vesting Class B Units(1)	Shares of Common Stock to be Exchanged For Unvested Performance Vesting Class B Units(1)	Shares of Common Stock to be Exchanged For Vested Class B Units(1)	Shares of Common Stock to be Exchanged For Total Class B Units(1)
Andrew F. Puzder	310,151	620,302	310,151	1,240,604
E. Michael Murphy	102,737	205,475	102,737	410,949
Theodore Abajian	102,737	205,475	102,737	410,949
Bradford R. Haley	27,137	54,275	27,137	108,549
Robert J. Starke	27,137	54,275	27,137	108,549

(1)	The shares set forth in this table represent the number shares of common stock that will be exchanged (at a rate of approximately 0.62 per Class B Unit) assuming an offering at $15.00 per share, the midpoint of the range set forth on the cover of this prospectus, and assuming the underwriters do not exercise their option to purchase up to 2,000,000 additional shares of common stock from Apollo CKE Holdings.

Transfer Agent and Registrar

The disclosure set forth in the Preliminary Prospectus under the caption “Description of Capital Stock — Transfer Agent and Registrar” has been updated in its entirety to read: “Computershare Trust Company, N.A. will be the transfer agent and registrar for our common stock.”

Amended and Restated Certificate of Incorporation and Bylaws

We have updated our disclosure in the Preliminary Prospectus to reflect that we amended our certificate of incorporation and bylaws on August 6, 2012 to, among other things, increase the number of authorized shares of capital stock to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock and effect a 492,444-for-one stock split of our common stock.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of (i) Morgan Stanley & Co. LLC Attention: Prospectus Department 180 Varick Street, 2nd Floor, New York, NY 10014 telephone: 866-718-1649 email: prospectus@morganstanley.com; (ii) Citigroup, Brooklyn Army Terminal, 140 58th Street, Brooklyn, NY 11220 telephone: 800-831-9146 or (iii) Goldman, Sachs & Co. 200 West Street, New York, NY 10282 Attention: Prospectus Department telephone 866-471-2526 facsimile: 212-902-9316 email: prospectus-ny@ny.email.gs.com.